UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Onvia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68338t403

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, California 94304

Telephone: (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

Shearman & Sterling LLP

Four Embarcadero, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338t403

1.	Names of reporting persons. STG UGP, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

CUSIP No. 68338t403

1.	Names of reporting persons. STG III GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 68338t403

1.	Names of reporting persons. STG III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

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CUSIP No. 68338t403

1.	Names of reporting persons. STG III-A, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

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CUSIP No. 68338t403

1.	Names of reporting persons. Romesh Wadhwani
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

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This Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of STG UGP, LLC, a Delaware limited liability company (“STG UGP”), STG III GP, L.P., a Delaware limited partnership (“STG III GP”), STG III, L.P., a Delaware limited partnership (“STG III”), STG III-A, L.P., a Delaware limited partnership (“STG III-A” and, together with STG UGP, STG III GP and STG III, “STG”) and Dr. Romesh Wadhwani, an individual (“Dr. Wadhwani” and, together with STG, the “Reporting Persons”) on December 21, 2010 (the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 3 have the same meanings as those set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following information:

(a)	Pursuant to a Stock Repurchase Agreement dated April 2, 2013 by and between the Company and the Reporting Persons, the Company repurchased 1,242,781 shares of Common Stock from the Reporting Persons, which represent all shares of Common Stock held by the Reporting Persons, at a price of $3.50 share.

(b)	The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on April 2, 2013. Therefore, this Amendment No. 3 constitutes the final amendment to the Reporting Persons’ Schedule 13D, and an exit filing for the Reporting Persons which terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

99.9	Stock Repurchase Agreement dated April 2, 2013 by and between the Company and the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2013	STG UGP, LLC

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Authorized Person

STG III GP, L.P.
By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Authorized Person

STG III, L.P.
By: STG III GP, L.P., its general partner

By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Authorized Person

STG III-A, L.P.
By: STG III GP, L.P., its general partner

By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Authorized Person

ROMESH WADHWANI

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Authorized Person

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